March 30, 2018

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Pivotal Software, Inc.

		New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Sarah K. Solum

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2011 tel 650 752 3611 fax sarah.solum@davispolk.com

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Pivotal Software, Inc.

March 30, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                         Ms. Barbara C. Jacobs

Mr. Edwin Kim

Ms. Kathleen Collins

Ms. Joyce Sweeney

Re:                             Pivotal Software, Inc.
Registration Statement on Form S-1 (CIK No. 0001574135)
File No. 333-223872

On behalf of Pivotal Software, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of shares of the Company’s Class A common stock (the “common stock”) to be offered in the proposed initial public offering (“IPO”) pursuant to the Company’s Registration Statement on Form S-1 filed on March 23, 2018 (the “Registration Statement”).

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate copy of this letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  In accordance with 17 C.F.R. § 200.83 (d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be

CONFIDENTIAL TREATMENT REQUESTED BY PIVOTAL SOFTWARE, INC.,

CIK No. 0001574135

2	March 30, 2018

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Pivotal Software, Inc.

immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it.

Preliminary IPO Price Range

The purpose of this letter is to notify the Staff that, based on current market conditions, the price range to be included on the cover of the Company’s preliminary prospectus is expected to be within a range of $*** and $*** per share. The Company is providing this information in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations.

This price range was determined based, in large part, on input from the underwriters and subsequent discussions among the board of directors of the Company (the “Board”) and senior management of the Company. The price range noted above is subject to further revision based on market conditions, business developments and other factors. The Company expects to effect a 2:1 reverse stock split and reflect such split in the same pre-effective amendment to the Registration Statement that includes the estimated preliminary price range; however, all per share numbers in this letter are pre-split, and therefore consistent with the Registration Statement.

Fair Value Determination

Fair Value of Awards from March 2017 to March 2018

As described beginning on page 83 of the Registration Statement, the Company has regularly performed contemporaneous valuations of the Company’s common stock to assist the Board in its determination of the common stock’s fair value for purposes of granting stock options. In its determinations, the Board has considered numerous objective and subjective factors, including the factors set forth on page 83 of the Registration Statement, the status of the Company’s progress toward an IPO and the most recent valuation report prepared by a third-party valuation specialist. The Board, as applicable, also determines that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

On March 9, 2018, in response to prior comment 30 from your letter dated January 11, 2018, the Company provided the Staff with supplemental information (the “Prior Response Letter”) regarding stock options granted between March 15, 2017 and March 7, 2018. Since March 7, 2018, the Company has not granted any additional stock options.  The Company respectfully refers the Staff to the Prior Response Letter for a discussion of the determination of the fair value of the Company’s common stock from March 15, 2017 through March 7, 2018.  A brief recap of the awards granted since August of fiscal 2018, as well as additional details of the valuation approach, is included within this document.

CONFIDENTIAL TREATMENT REQUESTED BY PIVOTAL SOFTWARE, INC.,

CIK No. 0001574135

3	March 30, 2018

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Pivotal Software, Inc.

	Number of shares of
	class A common stock	Price per share of Class
Grant Date	subject to grant	A common Stock
August 8, 2017	29,584,925	4.95
September 18, 2017	2,212,550	4.95
December 15, 2017	2,889,250	5.13
March 7, 2018	3,273,800	5.45
Total granted	37,960,525

As discussed in the Prior Response Letter, the independent third-party valuation includes estimates of the fair value of the common stock share price based on a Probability Weighted Expected Return Method (“PWERM”) analysis. The Company used five scenarios within the PWERM, three of which contemplated IPOs with varying potential consummation timeframes and assumptions of business performance. The Company also considered a scenario whereby the Company remained a private entity and also a scenario which resulted in dissolution. Further, these scenarios were augmented by DCF and public company comparable valuations. At all grant dates above, ***% of the probability weighting was allocated to the three IPO scenarios.

Over this time frame, as an IPO became more probable, the first of the three IPO scenarios (i.e. the most accelerated timeframe to IPO consummation) became the most likely of the three IPO scenarios. This scenario weighted a potential IPO most heavily and resulted in a higher portion of the probability weighting allocated to this scenario, increasing from ***% in the August 2017 and September 2017 grants to ***% in the March 2018 grants. This shift was the principal driver of the increase in the common stock price from $4.95 to $5.45 in the chart above, as this scenario reflected the most favorable outcome and valuation for the Company.  As indicated above, at all grant dates ***% of the probability weighting was allocated to the IPO scenarios.

Factors Impacting the Difference in Historical Fair Value and the Estimated IPO Price Range

The Company believes the difference between $***, the midpoint of the estimated IPO price range, and $5.45, the determined fair value of the Company’s common stock per share as of March 7, 2018, is the result of the following factors:

•                  Illiquidity Discount: The estimated IPO price range assumes that the IPO has occurred and a public market for the Company’s common stock has been created as of mid-April 2018, and therefore, excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the determination of the fair value of common stock as of March 7, 2018 due to the possibility that the Company would not complete an IPO.

•                  Significant Uncertainty Regarding IPO: Until March 22, 2018, when the Board approved the public filing of the registration statement, there remained significant uncertainty over the likelihood of the Company completing an IPO at all times prior to that date. The decision to go public rested almost entirely in the hands of the Company’s largest shareholder, Dell Technologies Inc. (“Dell Technologies”). As indicated by Dell Technologies’ Schedule 13D/A filing on February 2, 2018, Dell was evaluating several alternatives, including an IPO of Dell Technologies, a business combination of Dell Technologies and VMware, Inc. and maintaining the status quo.  Given the potential for these transactions, the Company believes it appropriately weighted the first of the three IPO scenarios among the other analyses considered in determining fair value at each grant date.

CONFIDENTIAL TREATMENT REQUESTED BY PIVOTAL SOFTWARE, INC.,

CIK No. 0001574135

4	March 30, 2018

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Pivotal Software, Inc.

•                  Differences in Valuation Methodologies: There are differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company compared to the valuation methodologies, assumptions and inputs used in the valuations considered previously.

•                  The preliminary IPO price range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a scenario where the Company may continue as a private, stand-alone entity.

•                  Further, the preliminary IPO price range also takes into account the most recent level of trading and pricing for comparable companies as well as broader market volatility, including activity subsequent to March 7, 2018 that has been experienced, which may differ from that as of the prior dates.

•                  Lastly, the preliminary IPO price range takes into account the impact of several companies that recently completed IPOs (including certain companies that have traded very well post-IPO) whose valuation was not used within the PWERM analysis as they were not public at the time of the prior 409A valuations.

•                  Benefits of IPO Proceeds: The successful completion of an IPO would strengthen the Company’s balance sheet and provide access to public equity and debt markets to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility and resulting in a higher fully diluted equity valuation, which is reflected in the preliminary IPO price range.

Lastly, given the size of the August fiscal 2018 grant, the Company notes that the difference in the fair value of its common stock on this date of $4.95 and the mid-point of the range is driven by the factors noted above as well as improvement in its financial performance over this time. This was due to growth in subscription revenue from $64.5 million in Q2 fiscal 2018 to $75.0 million in Q4 fiscal 2018, deferred revenue growth from $234.5 million in Q2 fiscal 2018 to $317.5 million in Q4 fiscal 2018 and continued growth in the Company’s total remaining performance obligations throughout the latter part of in fiscal 2018. These results support the increase in value between the August fiscal 2018 grant and the midpoint of the estimated IPO price range.

In light of the preliminary IPO price range and the other factors described in this letter and in the Prior Response Letter, the Company respectfully advises the Staff that it believes that the deemed per share values used as the basis for determining stock-based compensation in connection with its stock awards have been reasonable and appropriate.

The Company further advises the Staff that, while the Company believes that its determinations of the estimated fair values of its common stock prior to the IPO were appropriate, the Company also believes that even if it were to determine that the fair values of its common stock as of March 7, 2018 were equal to the midpoint of the preliminary price range, the incremental stock-based compensation expense that the Company would be required to recognize is estimated to be approximately $*** per year over four years which the Company believes is immaterial to its future operating results.

CONFIDENTIAL TREATMENT REQUESTED BY PIVOTAL SOFTWARE, INC.,

CIK No. 0001574135

5	March 30, 2018
FOIA Confidential Treatment Request
Pursuant to Rule 83 by Pivotal Software, Inc.

The Company will set forth a bona fide offering price range consistent with Commission guidance in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus and commencement of the Company’s road show process, which it expects to commence as soon as ***, 2018. The bona fide offering price range is expected to be within the price range stated above, and the parameters of that price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business, market and other developments affecting the Company.

CONFIDENTIAL TREATMENT REQUESTED BY PIVOTAL SOFTWARE, INC.,

CIK No. 0001574135

6	March 30, 2018
FOIA Confidential Treatment Request
Pursuant to Rule 83 by Pivotal Software, Inc.

We appreciate your assistance in this matter. Please do not hesitate to contact me by telephone at (650) 752-2011 or by email at sarah.solum@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Sarah K. Solum

Sarah K. Solum

cc:                                Alan F. Denenberg, Partner, Davis Polk & Wardwell LLP

Andrew M. Cohen, General Counsel and Corporate Secretary, Pivotal Software, Inc.

Christopher Ing, Associate General Counsel, Pivotal Software, Inc.

Via EDGAR and courier.

CONFIDENTIAL TREATMENT REQUESTED BY PIVOTAL SOFTWARE, INC.,

CIK No. 0001574135